SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 14, 2025

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated August 14, 2025 “TRADING STATEMENT AND TRADING UPDATE FOR THE YEAR ENDED 30 JUNE 2025”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: August 14, 2025    By: /s/ Adriaan Davel
        Name: Adriaan Davel
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company” or the “Group”)

TRADING STATEMENT AND TRADING UPDATE FOR THE YEAR ENDED 30 JUNE 2025
In terms of paragraph 3.4(b) of the JSE Limited Listings Requirements, companies are required to publish a trading statement as soon as they are satisfied, with a reasonable degree of certainty, that the financial results for the current reporting period will differ by at least 20% from the financial results of the previous corresponding period.
DRDGOLD is in the process of finalising its financial results for the year ended 30 June 2025 (“Current Reporting Period”) and shareholders are accordingly advised that the Company has reasonable certainty that it will report earnings per share (“EPS”) and headline earnings per share (“HEPS”) for the Current Reporting Period of between 252.4 cents and 267.8 cents compared to EPS and HEPS of 154.3 cents and 154.1 cents, respectively, for the year ended 30 June 2024 (“Previous Corresponding Period”), being an increase of between 64% and 74%.
The expected increase in EPS and HEPS, respectively, for the Current Reporting Period compared to the Previous Corresponding Period, is primarily due to movements in, inter alia, the following items:
1.Revenue
Group revenue increased by R1,638.5 million, or 26%, to R7,878.2 million (2024: R6,239.7 million), as a result of a 31% increase in the Rand gold price received, notwithstanding a marginal 3% decrease in gold sold from 4,990kg to 4,818kg.
Far West Gold Recoveries Proprietary Limited’s (“FWGR”) revenue increased by R491.9 million to R2,206.7 million (2024: R1,714.8 million), mainly due to a 31% increase in the Rand gold price received and in spite of a marginal 1% decrease in gold sold to 1,352kg (2024: 1,364kg). Gold yield increased by 0.5% from 0.221g/t in the Previous Corresponding Period to 0.222g/t. Throughput tonnages remained consistent at 6.1Mt.
Ergo Mining Proprietary Limited’s (“Ergo”) revenue increased by R1,146.6 million to R5,671.5 million (2024: R4,524.9 million), mainly due to the 31% increase in the Rand gold price received. Throughput tonnages increased by 21% from 16.1Mt in the Previous Corresponding Period to 19.5Mt. Gold yield decreased from 0.226g/t to 0.178g/t due to lower average grades which are a feature of the newly commissioned sites that are being reclaimed by Ergo. Gold sold was 4% lower at 3,466kg, compared to 3,625kg in the Previous Corresponding Period.
2.Cash operating costs
Group cash operating costs increased by 4% to R4,372.7 million (2024: R4,193.3 million).

At Ergo, cash operating costs increased by R128.2 million, or 4%, to R3,699.2 million (2024: R3,571.0 million). This increase was driven by inflationary increases and higher reagent and consumable stores consumption due to the 21% increase in tonnage throughput. While unit cash operating costs in R/kg of gold produced were 9% higher at R1,064,447/kg (FY2024: R974,764/kg) due to decreased gold production, they were 14% lower on a R/t of material processed basis at R190/t (FY2024: R222/t) as Ergo transitions to a reclamation profile involving fewer sites which are mostly hydraulically mined.
With the solar plant and battery energy storage system (“BESS”) reaching practical commissioning in November 2024 and now fully integrated into the national grid, a key focus going forward is the optimisation of its contribution to the Group’s cost base through direct consumption, off-setting, and wheeling.
At FWGR, cash operating costs increased by R51.2 million, or 8%, to R673.5 million (2024: R622.3 million) due to expansion-related staffing increases, inflationary increases in labour costs, higher maintenance requirements for ageing plant equipment and reagent and consumable cost increases.
3.Operational performance outlook
On 21 August 2024, in its annual results for the year ended 30 June 2024, the Company issued production guidance for the year ended 30 June 2025 of between 155,000 ounces and 165,000 ounces of gold and cash operating costs at approximately R870,000/kg. The Company has achieved 155,288 ounces of gold produced and cash operating costs of R 903,824/kg in the Current Reporting Period for the reasons set out above.
4.Capital expenditure
Cash expenditure on capital projects decreased by R730.8 million, or 24%, to R2,254.9 million (2024: R2,985.7 million). The decrease was mainly due to the practical completion of key projects, such as the commissioning of reclamation sites and the solar plant and BESS at Ergo, for which significant capital expenditure was incurred in the Previous Corresponding Period. The Current Reporting Period’s spend was mainly driven by ongoing key projects at FWGR such as the Regional Tailings Storage Facility construction, the Driefontein 2 Plant expansion, related pipeline infrastructure and the completion costs of the solar power plant and BESS at Ergo.
5.Liquidity
As at 30 June 2025, DRDGOLD held R1,306.2 million in cash and cash equivalents compared to R521.5 million as at 30 June 2024. During the Current Reporting Period, DRDGOLD had a free cash inflow (cash inflow from operating activities less cash outflow from investing activities) of R1,227.6 million (2024: free cash outflow of R1,197.6 million) after a R759.3 million decrease in cash outflow from investing activities to R2,283.3 million (2024: R3,042.6 million) and paying cash dividends of R431.0 million (2024: R731.7 million). The Group remains free of any bank debt as at 30 June 2025, (30 June 2024: Rnil). To support liquidity in funding the significant capital expansion programme, the Group has a R1 billion revolving credit facility with a R500 million accordion option and a R500 million general bank facility with Nedbank Limited (acting through its Corporate and Investment Banking division), available if needed. The facilities remained undrawn at 30 June 2025.

The financial information contained in this announcement is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s auditors.
The reviewed condensed consolidated financial statements for the year ended 30 June 2025 are expected to be published on SENS on Wednesday, 20 August 2025.

Johannesburg
14 August 2025
Sponsor
One Capital